1/13/2004



SECU[...]COMMISSION
[...]49

03052905

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
DEC 30 2003
516

NAME OF BROKER DEALER:

Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick A. Blum (201) 547-3600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Cod

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frederick A. Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated and Subsidiary, as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
ERIC SANDERS
Notary Public, State of New York
No. 02SA5059856
Qualified in New York County
Commission Expires May 6, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fred Alger & Company, Incorporated and Subsidiary

Consolidated Statement of Financial Condition

October 31, 2003

Fred Alger & Company, Incorporated and Subsidiary

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Fred Alger & Company, Incorporated
Jersey City, New Jersey

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary (a wholly-owned subsidiary of Alger Associates, Inc.) as of October 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 8, the Company has received inquiries regarding mutual fund market timing and late trading practices from several regulators. The Company is unable to estimate the impact, if any, that the outcome of these investigations may have on the Company's results of operations or financial condition.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Fred Alger & Company, Incorporated and Subsidiary (a wholly-owned subsidiary of Alger Associates, Inc.) at October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

December 16, 2003

Fred Alger & Company, Incorporated and Subsidiary

Consolidated Statement of Financial Condition

October 31, 2003

Assets	
Cash	$ 4,600,075
Cash and security segregated under Federal and other regulations (Note 1)	998,188
Deposits with clearing organizations	4,039,346
Receivable from customers	638,282
Receivable from noncustomers	28,724
Management fees receivable (Note 2)	6,620,740
Securities owned, at market (Note 3)	118,786,683
Due from Parent (Note 2(a))	2,176,953
Receivables from affiliates (Note 2)	1,821,548
Exchange memberships, at cost (last reported sales prices $1,470,000)	96,250
Property and equipment, net (Note 4)	12,118,159
Deferred taxes	3,013,553
Prepaid expenses and other assets	3,371,288
	$158,309,789
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to customers	$ 9,669
Accrued expenses and other liabilities	8,937,530
Total liabilities	8,947,199
Commitments and contingency (Notes 1, 5, 6, 7 and 8)	
Stockholder's equity:	
11% Series A cumulative preferred stock, $100 par value - 5,000 shares authorized; 1,370 shares issued and no shares outstanding	137,000
Voting common stock, $.10 par value - 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding	11
Nonvoting common stock, $.10 par value - 1,000 shares authorized and no shares issued or outstanding	-
Additional paid-in capital	20,272,997
Retained earnings	129,118,648
Less: Treasury stock, at cost; 7.302 common shares and 1,370 Series A cumulative preferred shares	(166,066)
Total stockholder's equity	149,362,590
	$158,309,789

See accompanying summary of business and significant accounting policies and notes to consolidated statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization and Principles of Consolidation

Fred Alger & Company, Incorporated ("Company") is a wholly-owned subsidiary of Alger Associates, Inc. ("Parent"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Fred Alger Management, Inc. ("Subsidiary"). Significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). Its Subsidiary is registered under the Investment Advisers Act of 1940. The Company effects transactions principally for the Parent, itself and customers of the Subsidiary.

Securities Transactions

Securities transactions and related expenses in the Company's investment accounts are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Unrealized gains and losses are included in net losses on investments in securities. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Income Taxes

The Company files its Federal and certain state and local income tax returns as a member of a consolidated group consisting of its parent, Alger Associates, Inc. ("Parent"), and the Parent's wholly-owned subsidiaries. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit is either remitted to or received from the Parent. The amount of deferred taxes is recognized as of the date of the statement of financial condition, utilizing enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of any change in the tax rate is recognized in income in the period that includes the enactment date of such change. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts therein. Actual results could differ from those estimates.

Notes to Consolidated Statement of Financial Condition

1. Funds Segregated Under Federal and Other Regulations

Cash of $1,000 and a security with a market value of $997,188 have been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

2. Related Party Transactions

(a) The amount due from Parent represents the excess payments made by the Company on behalf of its affiliates less the Company's allocated share of current Federal and certain state and local income tax expenses.

(b) During the year ended October 31, 2003, the Subsidiary received approximately $202,000 from the Parent for investment advisory fees for services rendered to the Parent and its subsidiaries.

(c) The Subsidiary is the investment advisor to five registered investment companies: The Alger Fund, The Alger American Fund, Castle Convertible Fund, Inc., Spectra Fund and The Alger Institutional Fund (collectively "Funds"). Certain trustees, directors and officers of the Funds are directors and officers of the Company.

At October 31, 2003, management fees receivable from the Funds for services rendered by the Subsidiary amounted to approximately $4,253,000. Amounts due from the funds for fees derived from the distribution of the Funds in conjunction with a distribution plan under Rule 12b-1 of the Investment Company Act of 1940 ("12b-1 fees"), shareholder servicing fees, and contingent deferred sales charges from the Funds during the year ended October 31, 2003, have been recorded as receivables from affiliates.

3. Securities Owned at Market

At October 31, 2003, securities owned at market consist of:

Corporate bonds	$ 52,439,351
Money market funds	18,960,566
Mutual funds	32,727,312
U.S. Government agency bonds	14,356,202
Preferred stock	299,952
Warrants	3,300
	$118,786,683

The Company and Subsidiary own mutual fund and money market shares of The Alger Fund, The Alger American Fund, The Alger Retirement Fund, common stock of Castle Convertible Fund, Inc. and Spectra Fund, related entities, having market values at October 31, 2003 of approximately $18,104,000, $1,230,000, $2,876,000, $1,563,000 and $8,855,000, respectively, which are included in securities owned on the consolidated statement of financial condition.

4. Property and Equipment, Net

Property and equipment, net consists of:

October 31, 2003	
Leasehold improvements	$ 7,866,512
Office machines	4,591,875
Furniture and fixtures	3,940,203
Computer software	2,105,697
	18,504,287
Less: Accumulated depreciation and amortization	(6,386,128)
	$12,118,159

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of October 31, 2003, the Company had regulatory net capital of approximately $101,908,000 and a regulatory net capital requirement of $250,000. The Company's regulatory net capital ratio was .03 to 1.

6. Pension and Profit Sharing Plans

The Company sponsors a noncontributory, defined contribution, money purchase pension plan and a discretionary profit sharing plan. Each plan includes all officers and full-time employees who began employment prior to a plan entry date. These plans were frozen in 1993 and contributions have ceased.

The Company also sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes contributions to the plan equal to 100% of the amount contributed by the employee. The Company's practice is to fund its obligation under the plan currently.

7. Lease Commitments

Minimum annual rentals for office space under noncancelable operating leases approximate:

Year ending October 31,	
2004	$ 2,919,000
2005	2,971,000
2006	3,054,000
2007	2,657,000
2008	2,517,000
Thereafter	9,097,000

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

8. Regulatory Matters and Litigation

The Office of the New York State Attorney General, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, and the United States Securities and Exchange Commission ("SEC") have contacted the Subsidiary in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. In response to these inquiries, the Subsidiary and its counsel have been investigating certain shareholder trading practices in the Funds that it manages. The Subsidiary has assured the Funds' Boards of Directors that if it is determined that improper trading practices in the Funds detrimentally affected their performance, the Subsidiary will make appropriate restitution. At the present time, the Company is unable to estimate the impact, if any, that the outcome of these investigations may have on the Company's results of operations or financial condition.

On October 16, 2003, the SEC commenced and settled a civil proceeding against a former vice chairman of the Company, in connection with alleged market timing arrangements with certain investors in one of the Funds. That settlement specifically provided: "The findings herein are made pursuant to [the former vice chairman's settlement] Offer and are not binding on any other person or entity in this or any other proceeding." Neither the Company nor any of the Funds was party to this proceeding.

On October 31, 2003, Peter D. DeMayo, as Custodian for James Liam DeMayo, identifying himself as a shareholder of one of the Funds, filed a purported class action lawsuit against various Funds, the Subsidiary, the former vice chairman (collectively, the "fund defendants"), et al., in the United States District Court for the Southern District of New York, and served the complaint in the lawsuit on the fund defendants on November 10, 2003. The suit, based primarily upon SEC settlement with a former vice chairman, alleges, among other things, that the fund defendants made false and misleading statements in their prospectuses in violation of Section 11 of the Securities Act of 1933, that other

defendants violated the "control person" provisions of Section 15 of the Securities Act and Section 20(a) of the Securities Exchange Act of 1934, that all defendants committed fraud in violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, and that the Subsidiary breached a fiduciary duty to plaintiffs. The suit seeks, among other things, compensatory damages, recovery of advisory fees paid to the Subsidiary, and payment of the plaintiff's counsel and expert fees.

Other related class actions have been commenced making substantially similar allegations on behalf of the same putative class. All these related class actions will be consolidated in accordance with the provisions of the Private Securities Litigation Reform Act.

On November 25, 2003, plaintiff, Michael Bernstein, as custodian for Judith Bernstein, commenced an action derivatively on behalf of certain of the Funds against the Subsidiary, a former vice chairman of the Company and an unaffiliated party in the United States District Court for the Eastern District of New York. In this shareholder derivative action, plaintiff seeks to recover monies on behalf of certain of the Funds for the purportedly wrongful conduct of defendants, including an alleged violation of Section 36 of the Investment Company Act by the Subsidiary and the former vice chairman and an alleged breach of fiduciary duty by the Subsidiary and the former vice chairman.

The Company does not believe that the foregoing lawsuits will materially affect the Subsidiary's ability to perform its management contracts with any of the funds that it manages, and the Company believes that it will not be materially adversely affected by the pending lawsuits.